Exhibit 2.3

EXECUTION VERSION

CONSENT AGREEMENT

THIS CONSENT AGREEMENT (this “Agreement”) is made and entered into as of December 17, 2017 (the “Effective Date”), by and among Gaming and Leisure Properties, Inc. (“GLPI”), Gold Merger Sub, LLC, a Delaware limited liability company (“Pinnacle Landlord”), PA Meadows, LLC, a Delaware limited liability company, a wholly owned subsidiary of GLPI (together with its wholly owned subsidiaries, WTA II, Inc. and CCR Pennsylvania Racing, Inc., “Meadows Landlord”), Penn National Gaming, Inc., a Pennsylvania corporation (“Penn”), PNK Development 33, LLC, a Delaware limited liability company and wholly owned subsidiary of Pinnacle (“Meadows Tenant”), Pinnacle Entertainment, Inc. (“Pinnacle”) and Pinnacle MLS, LLC, a Delaware limited liability company and wholly owned subsidiary of Pinnacle (“Pinnacle Tenant”).  Each of foregoing persons is referred to individually as a “Party” and collectively as the “Parties”.  Unless otherwise specified herein, capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Agreement and Plan of Merger, dated as December 17, 2017, by and among Pinnacle, Penn and Franchise Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Penn (“Merger Sub”), a copy of which is attached as Exhibit A hereto.

RECITALS

A.                                    Pinnacle Landlord, as the landlord, and Pinnacle Tenant, as the tenant, are party to that certain Master Lease, dated as of April 28, 2016 (as amended, supplemented or otherwise modified prior to the date hereof, the “Pinnacle Lease”).

B.                                    Pursuant to and subject to the terms and conditions of the Merger Agreement, Penn, Pinnacle and Merger Sub have agreed that Merger Sub will merge with and into Pinnacle, with Pinnacle surviving the Merger as a wholly owned subsidiary of Penn.

C.                                    The United States Federal Trade Commission is expected to issue a Decision and Order in connection with its review of the Merger (the “FTC Order”);

D.                                    In connection with the expected FTC Order, Boyd Gaming Corporation, a Nevada corporation (“Boyd”) and Boyd TCIV, LLC a Nevada limited liability company and wholly owned subsidiary of Boyd (“Purchaser”) have agreed to acquire the outstanding membership interests of certain subsidiaries of Pinnacle (the “Divestiture Transaction”) pursuant to the Membership Interest Purchase Agreement (the “Divestiture Agreement”), dated as of the date hereof, a copy of which is attached as Exhibit B hereto.

E.                                     In connection with the Divestiture Transaction, Pinnacle Landlord has agreed to purchase (the “Belterra Park Real Estate Purchase and Sale”) ownership interests in the real estate of the casino and racetrack located at 6301 Kellogg Rd, Cincinnati, OH 45230 (commonly known as Belterra Park) from PNK (Ohio), LLC, a limited liability company organized under the laws of the state of Ohio (“Belterra Park”), pursuant to a purchase and sale agreement (“Belterra Park Real Estate Sale Agreement”), dated as of the date hereof, a copy of which is attached as Exhibit C hereto.

F.                                      In connection with and subject to the completion of the Divestiture Transaction and the Belterra Park Real Estate Purchase and Sale, Landlord and Purchaser intend to enter into a Master Lease Agreement (the “Boyd Master Lease”) pursuant to which Purchaser will lease certain real estate from Pinnacle Landlord, in the form attached hereto as Exhibit D.

G.                                    In connection with and subject to the completion of the Merger, Pinnacle Landlord has also agreed to purchase, and Penn and Plainville Gaming and Redevelopment, LLC have agreed to sell (the “Plainridge Park Real Estate Purchase and Sale”), ownership interests in the real estate of the casino and racetrack located at 301 Washington St., Plainville, MA 02762 (commonly known as Plainridge Park Casino), which real estate will then be leased to Pinnacle Tenant pursuant to the Pinnacle Lease Amendment, pursuant to a purchase and sale agreement (the “Plainridge Park Real Estate Sale Agreement”), dated as of the date hereof, a copy of which is attached as Exhibit E hereto.

H.                                   In connection with and subject to the completion of the Merger, the Divestiture Transaction and the Boyd Master Lease, Penn, Pinnacle, Pinnacle Tenant and Pinnacle Landlord desire to amend the Pinnacle Lease pursuant to a Fourth Amendment to Master Lease (the “Pinnacle Lease Amendment,” and collectively with the Boyd Master Lease, the “New Leases”), in the form attached hereto as Exhibit F which amendment, among other things, reflects the Divestiture Transaction, the Plainridge Park Real Estate Purchase and Sale, and provides for an increase to Pinnacle Tenant’s rent obligations (adjusted for the aforesaid transactions).

I.                                        Penn, GLPI, Pinnacle Landlord, Boyd and Purchaser are entering into, concurrently with this Agreement, a Master Lease Commitment and Rent Allocation Agreement (the “New Leases Commitment Agreement”), a copy of which is attached as Exhibit G (which, together with all other documents referred to in Exhibits C-G, collectively, the “Transaction Documents”), setting forth certain agreements and understandings of the parties thereto with respect to the New Leases and related matters.

J.                                        Penn, Pinnacle and Pinnacle Tenant desire to obtain the consent of Pinnacle Landlord to the Divestiture Transaction and certain other matters as expressly set forth herein and Pinnacle Landlord is willing to consent to the same, upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed and acknowledged, the Parties hereto agree as follows:

1.                                      Consent and Execution.

(a)

(i) Subject to the satisfaction of the Pinnacle Lease Amendment Conditions and the Boyd Lease Conditions (each as defined in the New Leases Commitment Agreement), Pinnacle Landlord hereby consents to the Divestiture Transaction.

(ii) In the event that an Excluded Company or Excluded Companies (as defined in the Divestiture Agreement) is or are to be purchased by a Discretionary Replacement Purchaser pursuant to Section 10.01(b) of the Divestiture Agreement, Pinnacle Landlord hereby consents to the Divestiture Transaction as revised to incorporate such purchase provided that such Discretionary Replacement Purchaser has executed and delivered a lease substantially in the form of the Pinnacle Lease with rent payments determined in accordance with the New Leases Commitment Agreement.

(iii) In the event that (A) the Divestiture Agreement is terminated in accordance with Section 11.01(d) — 11.01(k) thereof, (B) such termination is effected (I) in the manner contemplated by and subject to the terms and conditions existing in the Divestiture Agreement in the form attached hereto (and not in any amendment thereof to the extent such amendment impacts such termination rights) and (II) at a time when there has not been a Company Material Adverse Effect as defined in the Divestiture Purchase Agreement, (C) a Discretionary Replacement Purchaser has executed and delivered a lease substantially in the form of the Pinnacle Lease that provides for the leasing of all property contemplated to be leased by the Boyd Master Lease with rent payments determined in accordance with the New Leases Commitment Agreement, and (D) the Adjusted Revenue to Rent Ratio (as such terms are used in the Pinnacle Lease) at inception of the lease referred to in the preceding clause (C) is equal to or greater than 1.8:1, Pinnacle Landlord hereby consents to the divestiture to such Discretionary Replacement Purchaser of all of the assets and property that were contemplated to be purchased by Boyd pursuant to the Transaction Documents.

(iv) Provided that Belterra Park will be added as a leased property under the Pinnacle Lease in accordance with the New Leases Commitment Agreement as if it were an Excluded Company Property under such agreement, Pinnacle Landlord hereby consents to a hold-separate of, or similar arrangement with respect to, all four (and not less than all four) of the Divestiture Subsidiaries (or the entirety of their assets and operations) that may be required by regulators as a condition to any necessary approval to facilitate completion of the Merger pending the divestiture of the Divestiture Subsidiaries (or their assets and operations).

(b)  In the event that an Excluded Company or Excluded Companies (as defined in the Divestiture Agreement) is or are to be purchased pursuant to Section 10.01(b) of the Divestiture Agreement or the Divestiture Agreement is terminated in accordance with Section 11.01(d) — 11.01(k) thereof, Pinnacle Landlord hereby agrees that it shall not unreasonably withhold, condition or delay its consent to (i) divestitures to replacement purchasers for the Excluded Company or Excluded Companies, or for all of the assets and property that had been contemplated to be acquired by Boyd, that are reputable and experienced gaming operators but do not meet the definition of Discretionary Replacement Purchaser or (ii) hold-separate or similar arrangements that are required by regulators as a condition to any necessary approval to facilitate completion of the Merger pending identification of a permanent divestiture buyer; provided that it is understood and agreed that (A)  it shall be deemed reasonable for Pinnacle Landlord to withhold its consent if such replacement purchaser or alternative arrangements, in the aggregate and taking into account any concessions or binding assurances proffered by Penn to GLPI, would reasonably be expected to adversely affect the accretion or other economic benefits that GLPI anticipates from the Transactions as of the date hereof, including any adverse impact reasonably anticipated due to the experience or financial condition of any proposed replacement purchaser, and (B) with respect to a hold —separate or similar arrangement meeting the requirements of clause 1(a)(iv) such consent has been hereby granted.

(c)                                  The Parties agree that upon the closing of the Transactions, (i) a Guaranty of Lease, substantially in the form of Exhibit H attached hereto, will be entered into by Penn guaranteeing the obligations of Meadows Tenant under that certain Lease, dated as of September 9, 2016 (as amended, supplemented or otherwise modified prior to the date hereof, the “Meadows Lease”) between Meadows Landlord, as landlord, and Meadows Tenant, as tenant, (ii) the requirements of Section 12.1.2.3 of the Meadows Lease will be deemed satisfied with no further action by any person, and (iii) a Guaranty of Lease, substantially in the form of Exhibit I attached hereto, will be entered into by Penn guaranteeing the obligations of Pinnacle Tenant under the Pinnacle Lease as amended by the Pinnacle Lease Amendment and the requirements of Section 22.2(iii)(w)(2), along with any related requirements set forth in Section 22.2(iii), of such lease will be deemed satisfied with no further action by any person.

(d)                                 For purposes hereof, “Discretionary Replacement Purchaser” means a purchaser that meets all of the following requirements:  (a) such purchaser has at least five (5) years of experience (directly or through one or more of its Subsidiaries) operating or managing casinos with revenues in the immediately preceding fiscal year of at least Seven Hundred Fifty Million Dollars ($750,000,000) that is not in the business, and that does not have an Affiliate in the business, of leasing properties to gaming operators; (b) such purchaser (directly or through one or more of its Subsidiaries) is licensed or certified by each gaming authority with jurisdiction over any portion of the Leased Property as of the date of any proposed assignment or transfer to such entity (or will be so licensed upon its assumption of the applicable lease); (c) such purchaser is Solvent, and, if such purchaser has a Parent Company, the Parent Company of such purchaser is Solvent, and (d) (x) the Parent Company of such purchaser or, if such purchaser does not have a Parent Company, such purchaser, has sufficient assets so that, after giving effect to its assumption of Tenant’s obligations hereunder or the applicable assignment (including pursuant to a Change in Control under Section 22.2(iii)(x) or Section 22.2(iii)(y)), its Indebtedness to EBITDA Ratio on a consolidated basis in accordance with GAAP is less than 8:1 on a pro forma basis based on projected earnings and after giving effect to the proposed transaction or (y) an entity that has an investment grade credit rating from a nationally recognized rating agency with respect to such entity’s long term, unsecured debt has provided a Guaranty.  Solely for purposes of this paragraph 1(d), capitalized terms have the meanings ascribed to them in the Pinnacle Lease and Section references are to Sections of the Pinnacle Lease.

(e)                                  The Parties acknowledge that Pinnacle Landlord’s execution and delivery of the Pinnacle Lease Amendment is conditioned on the Plainridge Park Real Estate Purchase and Sale occurring substantially simultaneously with the Divestiture Transaction.  The Parties further acknowledge that, pursuant to the Plainridge Park Real Estate Sale Agreement, Pinnacle Landord has certain termination rights as set forth therein, which if exercised would result in the failure of such condition to the execution and delivery by Pinnacle Landlord of the Pinnacle Lease Amendment.  Notwithstanding the foregoing, the Parties hereby agree that:

(i)                         in the event the conditions to the Divestiture Transaction (or any replacement transaction consented to by Pinnacle Landlord pursuant hereto) are anticipated to be satisfied prior to the conditions to the Plainridge Park Real Estate Purchase and Sale under circumstances that do not permit Pinnacle Landord to terminate the Plainridge Park Real Estate Sale Agreement pursuant to the terms thereof, Penn, GLPI and Pinnacle Landlord will cooperate to (x) revise the Pinnacle Lease Amendment as necessary to permit the Divestiture Transaction to be consummated within the timeframe required by Section 4.01 of the Divestiture Agreement and (y) prepare a further form of amendment to the Pinnacle Lease to be utilitzed in connection with the consummation of the Plainridge Park Real Estate Purchase and Sale and amend the Plainridge Park Real Estate Sale Agreement accordingly; provided, in all cases, that (A) GLPI reasonably believes that the Plainridge Park Real Estate Purchase and Sale will be able to be consummated within 90 days of the Divestiture Transaction; (B) each Party shall use its commercially reasonable best efforts to ensure that the Plainridge Park Real Estate Purchase and Sale so occurs as soon as possible following consummation of the Divestiure Transaction; and (C) the revised Pinnacle Lease Amendment pursuant to clause (x) above shall provide for the payment to Pinnacle Landlord of all amounts necessary to ensure the same economic effect to GLPI and Pinnacle Landord as if the Plainridge Real Estate Purchase and Sale, Pinnacle Lease Amendment and Divestiture Transaction were consummated substantially contemporaneously as contemplated by the Parties as of the date hereof; and

(ii)                      in the event GLPI reasonably believes that the Plainridge Park Real Estate Purchase and Sale will not be able to be consummated within 90 days of the Divestiture Transaction (or any replacement transaction consented to by Pinnacle Landlord pursuant hereto), or if Pinnacle Landlord exercises its termination rights under the Plainridge Park Real Estate Sale Agreement pursuant to the terms thereof, then, in either case, Penn, GLPI and Pinnacle Landlord will cooperate to revise the Pinnacle Lease Amendment as necessary to permit the Divestiture Transaction to be consummated within the timeframe required by Section 4.01 of the Divestiture Agreement; provided, that such revised Pinnacle Lease Amendment shall provide for the payment to Pinnacle Landlord of all amounts necessary to ensure  the same economic effect to GLPI and Pinnacle Landord as if the Plainridge Real Estate Purchase and Sale, Pinnacle Lease Amendment and Divestiture Transaction were consummated substantially contemporaneously as contemplated by the Parties as of the date hereof.

2.                                      Performance of Subsidiaries.

Each of GLPI, Penn and Pinnacle agrees that it shall cause, and be responsible for, the performance of any of its Subsidiaries party hereto of their obligations hereunder.

3.                                      No Implied Waivers. The Parties hereto acknowledge and agree that except as provided herein, this Agreement shall not be construed as a waiver, release, or relinquishment by Pinnacle Landlord or Pinnacle Tenant of any of its respective rights and privileges under the Pinnacle Lease.

4.                                      Representations by the Parties.

Each Party hereto represents and warrants to each other Party hereto as to itself as of the date hereof:

(i)                                     Such Party is duly organized, validly existing and in good standing under the laws of its state of organization and has full power, authority and legal right to execute and deliver and to perform and observe the provisions of this Agreement.

(ii)                                  This Agreement has been, and upon the execution thereof, such of the Exhibits as are to be executed by such Party in connection with the Transactions, will have been, duly authorized, executed and delivered by such Party, and will constitute (assuming the due authorization, execution and delivery by the other parties thereto) the valid and binding obligations of such Party enforceable against it in accordance with their respective terms subject, as to enforcement, to (a) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (b) general principles of equity.

(iii)                               No consent, order, permit, license, approval or other authorization of, or registration, declaration or filing with, any Governmental Entity is required for the due execution and delivery of this Agreement by such Party.

(iv)                              The execution and delivery of this Agreement will not result in (A) a breach or violation of (1) any federal, state, county, municipal or other governmental statutes, laws, rules, orders, regulations, ordinances, judgments, decrees or injunctions of any governmental authority affecting or binding upon such Party or its business (including without limitation any permits, licenses, authorizations or regulations relating to thereto); (2) such Party’s organizational documents; or (3) any agreement or instrument to which such Party is party to or by which it is bound, where such breach or violation would have a material adverse effect on the business, operations or prospects of such Party; or (B) the acceleration of any material obligation of such Party.

5.                                      Costs. Except as may be provided in this Agreement or any Transaction Document, each Party shall bear its own costs for this Agreement and the Transactions.

6.                                      SEC Filings.  Penn and Pinnacle agree to use commercially reasonable efforts to provide GLPI with a reasonable opportunity to review and comment on the preliminary Form S-4, the Joint Proxy Statement/Prospectus and any amendments or supplements thereto in advance of filing with the SEC and consider in good faith the incorporation of any changes reasonably proposed by GLPI with respect thereto.

7.                                      Miscellaneous Provisions.

(a)                                 Successors and Assigns.  The terms, covenants, and conditions hereof shall inure to the benefit of and be binding upon the respective Parties hereto, their successors, and permitted assigns.

(b)                                 Notices.  Notices to the Parties to this Agreement shall be in writing and shall be given to the addresses set forth below or to any other address designated in writing by the appropriate Party:

If to GLPI, Pinnacle Landlord or Meadows Landlord:	c/o Gaming and Leisure Properties, Inc.
845 Berkshire Blvd.
Wyomissing, Pennsylvania 19610
	Attention:	Chief Executive Officer
	Facsimile:	(610) 401-2901

with a copy to:	Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018-1405
	Attention:	Yoel Kranz, Esq.
	Facsimile:	(212) 355-3333

If to Penn:	Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, Pennsylvania 19610
	Attention:	General Counsel
	Facsimile:	(610) 373-4966
	E-mail:	Carl.Sottosanti@pngaming.com

with a copy to:	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York New York 10019
	Attention:	Daniel A. Neff
Gregory E. Ostling

	Facsimile:	(212) 403-2000
	E-mail:	DANeff@wlrk.com GEOstling@wlrk.com

If to Pinnacle, Pinnacle Tenant or Meadows Tenant:	c/o Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, NV 89169
	Attention:	General Counsel
	Facsimile:	(702) 541-7773
	E-mail:	Donna.Negrotto@pnkmail.com

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
	Attention:	Stephen F. Arcano
Neil P. Stronski
	Facsimile:	(212) 735-2000
	E-mail:	stephen.arcano@skadden.com
neil.stronski@skadden.com

(c)                                  Counterparts.  This Agreement may be executed in any number of counterparts and by different Parties to this Agreement in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.  Delivery of an executed counterpart of a signature page to this Agreement via telephone facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.  Subject to the other provisions hereof, this Agreement shall become effective when each of the Parties has received a counterpart of this Agreement executed by the other Parties to this Agreement or a copy of such executed Agreement signed in counterpart.

(d)                                 Amendment.  Any alteration, change or modification of or to this Agreement, in order to become effective, must be made in writing and in each instance signed on behalf of each Party.

(e)                                  Severability.  If any term, provision, condition or covenant of this Agreement or its application to any Party or circumstances shall be held, to any extent, invalid or unenforceable, the remainder of this Agreement, or the application of the term, provision, condition or covenant to persons or circumstances other than those as to whom or which it is held invalid or unenforceable, shall not be affected, and shall be valid and enforceable to the fullest extent permitted by law.

(f)                                   Integration.  This Agreement contains the entire understanding among the Parties relating to the matters set forth herein.  All prior or contemporaneous agreements, understandings, representations and statements with respect to the subject matters hereof, whether direct or indirect, oral or written, are merged into and superseded by this Agreement, and shall be of no further force or effect.

(g)                                  Cooperation of Parties.  Each of the Parties agree to sign any other and further instruments and documents and take such other actions as may be reasonably necessary or proper in order to accomplish the intent of this Agreement and the Transactions, so long as the terms thereof are fully consistent with the terms of this Agreement.

(h)                                 Specific Performance.  Each Party acknowledges and agrees that each other Party hereto would be irreparably injured by a breach of this Agreement and that monetary remedies would be inadequate to protect a non-breaching Party against any actual or threatened breach of this Agreement.  Accordingly, each Party agrees that a non-breaching Party shall be entitled to equitable relief, including, without limitation, an injunction or injunctions (without the proof of actual damages) to prevent breaches or threatened breaches of this Agreement and/or to compel specific performance of this Agreement, and that no Party shall oppose the granting of such relief on the grounds that such other Party is not entitled to be granted equitable relief as a remedy hereunder.  Each Party agrees that it shall waive any requirement for the security or posting of any bond in connection with any such remedy and that any such equitable remedies shall not be deemed to be the exclusive remedy for actual or threatened breaches of this Agreement but shall be in addition to all other remedies available at law or in equity to such Party.  In any action to enforce the terms of this Agreement, the prevailing Party shall be entitled to recover its reasonable attorney’s fees and costs in the event that it is determined that the non-prevailing Party breached this Agreement.

(i)                                     Governing Law.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without giving effect to the principles of conflicts of laws thereof (except for Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York). Venue for any action to enforce the provisions of this Agreement shall be properly laid in any state or federal court in the Borough of Manhattan of the City of New York. Each Party hereby (a) irrevocably and unconditionally submits to the jurisdiction of any state or federal court sitting in Borough of Manhattan of the City of New York with respect to all actions and proceedings arising out of or relating to this Agreement, (b) agrees that all claims with respect to any such action or proceeding may be heard and determined in such state or federal court, (c) irrevocably and unconditionally waives any objection to the laying of venue of any such action or proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum, (d) agrees that service of any process, summons, notice or document delivered by hand or sent by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action or proceeding brought against such party in any such court, and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(j)                                    Construction.  This Agreement has been negotiated and prepared by the Parties and their respective counsel, and should any provision of this Agreement require judicial interpretation, the court interpreting or construing the provision shall not apply the rule of construction that a document is to be construed more strictly against one Party.

(k)                                 Exhibits.  The following Exhibits are attached hereto and incorporated herein by this reference:

Exhibit A	-	Merger Agreement
Exhibit B	-	Divestiture Agreement
Exhibit C	-	Belterra Park Real Estate Sale Agreement
Exhibit D	-	Boyd Master Lease
Exhibit E	-	Plainridge Park Real Estate Sale Agreement
Exhibit F	-	Pinnacle Lease Amendment
Exhibit G	-	New Leases Commitment Agreement
Exhibit H	-	Form of Guaranty of Meadows Lease
Exhibit I	-	Form of Guaranty of Lease Pinnacle Lease

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement effective as of the date first above written.

GAMING AND LEISURE PROPERTIES, INC.:

By:	/s/ William J. Clifford
Name:	William J. Clifford
Title:	Senior Vice President, Chief Financial Officer & Treasurer

GOLD MERGER SUB, LLC:

By:	/s/ William J. Clifford
Name:	William J. Clifford
Title:	Vice President & Treasurer

PA MEADOWS, LLC:

By:	/s/ William J. Clifford
Name:	William J. Clifford
Title:	Vice President & Treasurer

WTA II, INC.:

By:	/s/ William J. Clifford
Name:	William J. Clifford
Title:	Vice President & Treasurer

CCR PENNSYLVANIA RACING, INC.:

By:	/s/ William J. Clifford
Name:	William J. Clifford
Title:	Vice President & Treasurer

[Signature Page to Consent Agreement]

PENN NATIONAL GAMING, INC.:

By:	/s/ Timothy J. Wilmott
Name:	Timothy J. Wilmott
Title:	Chief Executive Officer

[Signature Page to Consent Agreement]

PINNACLE ENTERTAINMENT, INC.:

By:	/s/ Anthony M. Sanfilippo
Name:	Anthony M. Sanfilippo
Title:	Chief Executive Officer

PINNACLE MLS, LLC:

By:	/s/ Carlos A. Ruisanchez
Name:	Carlos A. Ruisanchez
Title:	President and Secretary

PNK DEVELOPMENT 33, LLC:

By:	/s/ Carlos A. Ruisanchez
Name:	Carlos A. Ruisanchez
Title:	President and Chief Financial Officer

[Signature Page to Consent Agreement]